As filed with the Securities and Exchange Commission on
                                February 20, 2004

                                  File No. 70-

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                _________________________________________________

                             APPLICATION-DECLARATION

                                   ON FORM U-1

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                _________________________________________________

                               UNITIL CORPORATION

                               6 Liberty Lane West

                        Hampton, New Hampshire 03842-1720

                ________________________________________________
                  (Name of companies filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION

                               6 Liberty Lane West

                        Hampton, New Hampshire 03842-1720

                _________________________________________________
                 (Name of top registered holding company parent)

                                 Mark H. Collin
           Senior Vice President, Chief Financial Officer & Treasurer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720

                _________________________________________________
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                            Sheri E. Bloomberg, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

         Unitil Corporation, a New Hampshire corporation ("Unitil" or "Applicant") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby submits this application-declaration on Form U-1 (the "Application-Declaration") to the Securities and Exchange Commission (the "Commission") for authorization and approval under Sections 6(a) and 7 of the Act with respect to the issuance of up to 177,500 shares of common stock, no par value ("Common Stock"), of Unitil under the Unitil Corporation 2003 Restricted Stock Plan (the "Plan"), such number of shares to be subject to adjustment in accordance with the provisions of the Plan.

         The Plan was adopted by the Board of Directors of Unitil (the "Board") in January 2003 and became effective after the adoption was approved by Unitil's shareholders in April 2003. In accordance with the terms of the Plan, awards for shares of restricted stock may be granted under the Plan and are evidenced by an Award Agreement, entered into by the participant and Unitil, setting forth the terms and provisions applicable to the award. Persons eligible to participate in the Plan include all employees, directors and consultants of Unitil, its subsidiaries and its affiliates (collectively, the "Unitil Companies"). The Company entered into the initial set of award agreements under the Plan with employees of the Unitil Companies in May 2003 relating to 10,600 shares, the restrictions on which begin to lapse in May 2004 in accordance with the terms of the Plan (described in detail below).

         The aggregate maximum number of shares of restricted stock available for awards to participants under the Plan (including these subject to the initial set of awards) is 177,500/1 The maximum aggregate number of shares of restricted stock that may be awarded in any one calendar year to any one participant is 20,000. In the event of any change in capitalization of Unitil, the Compensation Committee of the Board (the "Compensation Committee) is authorized to make proportionate adjustments to prevent dilution or enlargement of rights, including, without limitation, an adjustment in the maximum number and kinds of shares available for awards and in the annual award limit.

         The Plan is administered by the Compensation Committee. Except as limited by law or by the Articles of Incorporation or the By-laws of Unitil, and subject to the provisions of the Plan, the Compensation Committee shall have full power to select the persons who shall participate in the Plan; determine the sizes of awards; determine the terms and conditions of awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan as they apply to participants; establish, amend, or waive rules and regulations for the Plan's administration as they apply to participants; and, subject to the provisions of the Plan, amend the terms and conditions of any outstanding award to the extent such terms and conditions are within the discretion of the Compensation Committee as provided in the Plan.


______________________________________
\1 At the time that the Plan was adopted, Unitil also terminated its stock option plan previously approved by the Commission (Holding Co. Act release No. 26978 (Feb. 17, 1999)) under which 177,500 options and underlying shares of Common Stock remained authorized for issuance.

         The objectives of the Plan are to optimize the profitability and growth of Unitil through incentives that are consistent with Unitil's goals and that link the personal interests of Plan participants to those of Unitil's shareholders, to attract and retain employees and directors of outstanding ability, and to promote teamwork among participants. The Plan shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time, until all shares subject to it shall have been purchased or acquired according to the Plan's provisions.

         Awards under the Plan will vary each year based on the achievement of annual performance objectives that directly correlate with the annual performance objectives as defined by the Unitil Management Incentive Plan ("Incentive Plan"). Whereas the Incentive Plan provides cash incentive payments that are tied directly to achievement of Unitil's strategic goals, the Plan provides for awards for restricted shares of Common Stock that are tied directly to achievement of the Unitil's strategic goals. Annual performance objectives are established each year by the Board. The percentage of the target award that a Plan participant receives is also based upon subjective evaluations by the Compensation Committee, such as management's performance in capitalizing on unplanned opportunities and responding to unforeseen problems. Target grant awards have been established that vary based upon the grade level of each participant's position in the Unitil. The actual number of shares of Common Stock received under awards can be less than or greater than the target grant depending upon actual results achieved.

         Awards will fully vest over a period of four (4) years (the "Period of Restriction") at a rate of 25% each year. During the Period of Restriction, the Plan provides that the restricted shares underlying the award may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated by the recipient and no share certificates are issued. Prior to the end of the Period of Restriction, the award of restricted shares shall be subject to forfeiture if the participant ceases to be employed by the Unitil Companies other than due to the participant's death. Awards may be subject to such additional restrictions as the Compensation Committee may determine to be appropriate and as are set forth in the particular Award Agreement. Subject to restrictions under applicable law or as may be imposed by the Unitil, restricted shares underlying each award made under the Plan shall become freely transferable by the Plan participant after the last day of the applicable Period of Restriction.

         During the Period of Restriction, cash dividends paid on restricted shares underlying granted awards may be credited to the recipient's account. In the event any non-cash dividends or other distributions, whether in property, or in stock of another company, are paid on any restricted shares during the Period of Restriction, such non-cash dividends or other distributions shall be retained by Unitil until such time as the Period of Restriction has lapsed. In the event of forfeiture of the restricted shares, such non-cash dividend or other distributions shall be retained by Unitil.

         Awards may be grossed-up to offset the participant's tax obligation in connection with the award. This gross-up feature was intended to prevent a participant from having to sell a portion of the shares granted in the award or previous awards in order to pay the taxes on the award, which would be a direct contradiction to one of the stated objectives of the Plan, which is to encourage stock ownership in Unitil. The Compensation Committee will take into account the value of the gross-up feature and reduce the size of the awards accordingly.

         Upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, any restrictions and transfer limitations imposed on restricted shares shall immediately lapse.

         The Board may at any time amend or terminate the Plan or any award granted under the Plan in whole or in part, that no amendment that requires shareholder approval in order for the Plan to continue to comply with any applicable tax or securities laws or regulations, or the rules of any securities exchange on which the securities of Unitil are listed, shall be effective unless such amendment shall be approved by the requisite vote of shareholders of Unitil and that no such amendment or termination shall adversely affect any award previously granted under the Plan without the consent of the participant.

         Unitil is authorized under its articles of incorporation to issue 8,000,000 shares of common stock, and as of December 31, 2003, 5,500,610 shares of common stock were issued and outstanding/2 Unitil will file a registration statement on Form S-8 (the "Registration Statement") with the Commission in order to register this proposed offering under the Securities Act of 1933, as amended (the "Securities Act"), which registration statement will become effective upon filing in accordance with the rules promulgated by the Commission under the Securities Act.

         At December 31, 2003, Unitil's unaudited consolidated capitalization ratio was approximately as follows: (in $1,000)

Long-Term Debt                            $114,224         49.1%
Short-Term Debt                             22,410          9.6
Preferred Stock                              3,269          1.4
Common Stock                                92,805         39.9
                                          --------        -----
               Total                      $232,708        100.0%
                                          ========        =====

         Assuming that all of the shares of Common Stock reserved for issuance under the Plan are issued and vested under the Plan, Unitil's consolidated capitalization ratios would have been approximately as follows: (in $1,000)

Long-Term Debt                              $114,224        49.1%
Short-Term Debt                               22,410         9.6
Preferred Stock                                3,269         1.4
Common Stock                                  92,805        39.9
                                            --------        -----
                Total                       $232,708       100.0%
                                            ========       =====

         Unitil is requesting that the Commission approve the issuance of restricted stock under the Plan in accordance with its terms.


___________________
\2 For purposes of its GAAP balance sheet, Unitil has treated the shares underlying outstanding award agreements as outstanding.


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

         The proposed transactions may be subject to Rules 53 and 54 under the Act. Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any EWG or FUCO. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses of the Applicant expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

         Filing and Listing Fees ............................ $     *
         Legal fees..........................................       *
         Accounting Fees.....................................       *
         Transfer Agent & Registrar Fees                            *
         Printing Fees.......................................       *
         Miscellaneous.......................................       *
                  Total...................................... $     *

*To be filed by amendment

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         Sections 6(a) and 7 of the Act are directly applicable to this Application-Declaration.

ITEM 4.  REGULATORY APPROVALS

         No state or federal agency other than the Commission has jurisdiction with respect to any of the transactions for which authorization is sought hereby other than as described in this item. In order for the shares of Common Stock to be freely tradable once the relevant Restricted Period ends, the Commission must declare the Registration Statement to be effective under the Securities Act.

ITEM 5.  PROCEDURE

         It is requested that the Commission issue and publish no later than March 5, 2004 the requisite notice under Rule 23 with respect to this Application-Declaration; such notice specifying a date not later than March 31, 2004 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than April 2, 2004, an appropriate order granting and permitting this Application-Declaration to become effective.

         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     (a)  Exhibits

         Exhibit No.               Description of Exhibit
         -----------               ----------------------

            A-1 Articles of Incorporation of Unitil (Filed as exhibit 3.1 to the 1992 Form S-14 Registration Statement of Unitil, File No. 2-93769, and incorporated by reference herein).

            A-2 Articles of Amendment to Articles of Incorporation (Filed as exhibit 3.2 to the 1992 Form S-14 Registration Statement of Unitil, File No. 2-93769, and incorporated by reference herein).

            A-3 By-laws of Unitil (Filed as exhibit 3.2 to the 1992 Form 10-K of Unitil and incorporated by reference herein).

            B-1            Unitil Corporation 2003 Restricted Stock Plan

            B-2 Registration Statement on Form S-8 under the Securities Act relating to the Additional Common Stock (To be filed with the Commission under the Securities Act and incorporated by reference herein).

            F-1            Opinion of Counsel (To be filed by Amendment).

            F-2 "Past Tense" Opinion of Counsel (To be filed by Amendment).

            G-1            Proposed Form of Notice.

(b)      Financial Statements

             No.             Description of Financial Statement
            ----             ----------------------------------

            FS-1 Unitil Corporation Consolidated Actual Balance Sheet and Statement of Earnings, December 31, 2002 and Unaudited Actual Balance Sheet and Statement of Earnings, March 31, 2003, June 30, 2003 and September 30, 2003 (Filed with the Commission with Unitil's Form 10-K for the year ended
                          December 31, 2002 and Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and
                          September 30, 2003, and incorporated by reference herein).

              FS-2        Unitil Corporation Consolidated Pro
                          Forma Balance Sheet and Statement of
                          Earnings as of December 31, 2003.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   February 20, 2004

                                    UNITIL CORPORATION


                                    By:     /s/ Mark H. Collin
                                            --------------------------
                                    Name:   Mark H. Collin
                                    Title:  Senior Vice President,
                                            Chief Financial Officer & Treasurer


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